UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )

No Show, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

654877
(CUSIP Number)

Martin Doane 36 Lombard Street, Suite 700 Toronto, Ontario, M5C 2X3
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              CUSIP No.  654877

1	NAME OF REPORTING PERSON: 2251442 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 9,000,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 9,000,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
59.8% (based on 15,050,000 shares of common stock issued and outstanding as of July 24, 2010 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 29, 2010).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

              CUSIP No.  654877

1	NAME OF REPORTING PERSON: Raniero Corsini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 9,000,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 9,000,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
59.8% (based on 15,050,000 shares of common stock issued and outstanding as of July 24, 2010 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 29, 2010).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1.  Security and Issuer.

Common Stock, par value $.0001 per share (the “Common Stock”) of No Show, Inc. (the “Issuer”).  The address of the Issuer’s principle executive office is 36 Lombard Street, Suite 700, Toronto, Ontario, M5C 2X3.

Item 2.  Identity and Background.

2251442 Ontario Inc. (the “Reporting Corporation”) is a corporation organized under the laws of Province of Ontario, Canada.  The Reporting Corporation’s principal business is investing in various business ventures.

Raniero Corsini, a Canadian citizen, is the sole shareholder, sole director and President of the Reporting Corporation.  Mr. Corsini also is Chairman of the Board, President and Treasurer of the Issuer.

The principal business address for each of the Reporting Corporation and Raniero Corsini is 36 Lombard Street, Suite 700, Toronto, Ontario, M5C 2X3.

During the last five years, neither the Reporting Corporation nor Mr. Corsini has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Corporation nor Mr. Corsini has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Corporation acquired the securities that are the subject to this Schedule 13D for a purchase price of $5,000 USD, which was funded from the Reporting Corporation’s working capital.

Item 4. Purpose of the Transaction.

The Reporting Corporation acquired all of the securities subject to this Schedule 13D for investment purposes in the ordinary course of business.  As a result of the Reporting Corporation’s acquisition of the securities subject to this Schedule 13D and the related redemption of certain Common Stock of the Issuer as reported in two Current Reports on Form 8-K dated July 23, 2010 and July 24, 2010 (respectively, the “July 23 Form 8-K” and the “July 24 Form 8-K”) filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 29, 2010, the Reporting Corporation now controls the Issuer.  In addition, as reported in the July 23 Form 8-K, the Issuer increased the size of its Board of Directors from two to four and appointed Raniero Corsini and Martin Doane, President and CEO of Ubequity Capital Partners, Inc., as directors of the Issuer.  As reported in the July 24 Form 8-K, the Issuer’s former principal executive and financial officer, who also constituted the two serving directors of the Issuer prior to these transactions, resigned from all positions with the Issuer effective as of July 25, 2010. Simultaneously, the Issuer’s board of directors appointed Raniero Corsini as the Issuer’s new Chairman of the Board, President and Secretary and Martin Doane as the Issuer’s new Vice President and Secretary.

The Reporting Corporation intends to complete a transaction involving the Issuer or a to-be-formed wholly-owned subsidiary of the Issuer (the “New Subsidiary”) and a to be identified corporation (the “Target Corporation”), which currently is expected to be structured in accordance with one of the following scenarios: (a) the merger of the Target Corporation into the Issuer or the New Subsidiary, pursuant to which the Issuer or the New Subsidiary would be the surviving entity and the Target Corporation would cease to exist, (b) the purchase of all of the Target Corporation’s outstanding common stock by a special purpose vehicle owned by the Reporting Corporation (the “SPV”) or the Issuer in exchange for shares of the Issuer’s Common Stock, after which the Target Corporation would dissolve, (c) the purchase by the SPV or the Issuer of certain assets of the Target Corporation, after which the Target Corporation may or may not dissolve, or (d) a similar transaction in which the Target Corporation’s shareholders obtain an interest in the Issuer.

Depending on various factors, the Reporting Corporation may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, at any time without prior notice, purchase additional Common Stock or other securities of the Issuer on the open market or in private transactions, or otherwise, at such times and at such prices as the Reporting Corporation deems advisable, or may dispose of, in open market or privately negotiated transactions or otherwise, some or all of any Commons Stock or other securities of the Issuer which it owns from time to time, and/or continue to hold the securities subject to this Schedule 13D.

5.  Interest in Securities of the Issuer.

(a)           The Reporting Corporation owns 9,000,000 shares of the Issuer’s common stock, which represents 59.8% of the Issuer’s outstanding Common Stock based on 15,050,000 shares of Common Stock issued and outstanding as of July 24, 2010 as reported in the Issuer’s July 24 Form 8-K.  The Reporting Corporation Exercises sole voting and dispositive power with respect to all such shares.  Raniero Corsini, in his capacity as the sole shareholder, sole director and President of the Reporting Corporation, may also be deemed to possess beneficial ownership, voting power and investment power with respect to all portfolio securities owned by the Reporting Corporation, including the securities which are the subject of this Schedule 13D.

(b)           See Item 5(a) above.

(c)           Neither the Reporting Corporation nor Raniero Corsini have engaged in any transactions in the Issuer’s securities in the sixty days prior to the date of this Schedule 13D.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description
99.1

Securities Purchase Agreement between the Issuer and 2251442 Ontario Inc., dated as of July 23, 2010.  Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated July 23, 2010 and filed with the SEC on July 29, 2010 (SEC File No. 0-52961).

99.2	Joint Filing Agreement, dated August 3, 2010, between 2251442 Ontario Inc. and Raniero Corsini. Filed herewith.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 4, 2010

2251442 ONTARIO, INC.

By:	/s/ Raniero Corsini
Raniero Corsini, President

/s/ Raniero Corsini
Raniero Corsini, Individually